UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

Faraday Future Intelligent Electric Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

74348Q108
(CUSIP Number)

FF Top Holding LLC
3655 Torrance Blvd, Suite 361-362
Torrance, California 90503
Attention: Jiawei Wang
(424) 247-1184
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74348Q108
1	NAMES OF REPORTING PERSONS
FF Top Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
116,586,162 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,000,588 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,586,162 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,585,574 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, including 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (ii) 64,000,588 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 595,180,772 shares of Common Stock, comprised of (i) 531,180,184 shares of Class A Common Stock issued and outstanding as of December 16, 2022, as reported in the Issuer’s Registration Statement on Form S-1 (the “S-1”), filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 23, 2022 and (ii) 64,000,588 shares of Class B Common Stock. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108
1	NAMES OF REPORTING PERSONS
Pacific Technology Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
116,586,162 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,586,162 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 51,404,885 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 595,180,772 shares of Common Stock, comprised of (i) 531,180,184 shares of Class A Common Stock issued and outstanding as of December 16, 2022, as reported in the S-1, and (ii) 64,000,588 shares of Class B Common Stock. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108
1	NAMES OF REPORTING PERSONS
FF Global Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
116,586,162 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
116,586,162 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 51,404,885 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock on a one-to-one basis.

(2)   Based on 595,180,772 shares of Common Stock, comprised of (i) 531,180,184 shares of Class A Common Stock issued and outstanding as of December 16, 2022, as reported in the S-1, and (ii) 64,000,588 shares of Class B Common Stock. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

AMENDMENT NO. 18 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock and Class B Common Stock of the Issuer on August 2, 2021, as amended on May 17, 2022, June 24, 2022, June 27, 2022, July 15, 2022, July 18, 2022, August 2, 2022, August 8, 2022, August 23, 2022, September 9, 2022, September 19, 2022, September 26, 2022, October 17, 2022, October 18, 2022, October 26, 2022, November 2, 2022, December 22, 2022 and December 28, 2022 (as so amended through December 28, 2022, the “Original Schedule 13D” and together with this Amendment No. 18, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this Amendment No. 18 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

“On January 13, 2023, the Issuer, FF Top, and (solely for purposes of certain amendments to the Heads of Agreement, as defined below) FF Global, entered into an Amended and Restated Shareholder Agreement (the “Amended Shareholder Agreement”), which amended and restated that certain Shareholder Agreement, dated as of July 21, 2021, by and between Issuer and FF Top (the “Original Shareholder Agreement”), as amended by the Heads of Agreement.  As a result of the Amended Shareholder Agreement, the Reporting Persons may be deemed to have control over Issuer.

The Reporting Persons expect to request that the Charter Amendments (as defined below) be submitted to the Issuer’s shareholders for approval. Additionally, the Reporting Persons may have discussions with one or more investors pursuant to the SPA (as defined below) regarding the potential execution by such investor(s) of Voting/Proxy Agreements (as defined below) with one or more Reporting Persons.

The information included in Item 6 of this Amendment No. 18 is incorporated herein by reference.”

Item 6.	Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

“On January 13, 2023, the Issuer, FF Top, and (solely for purposes of certain amendments to the Heads of Agreement, as defined below) FF Global, entered into the Amended Shareholder Agreement, which amended and restated the Original Shareholder Agreement, as amended by the Heads of Agreement.

Board Designation Right

Pursuant to the Amended Shareholder Agreement, FF Top has the right to nominate for election to the Board four designees (the “FF Top Designees”) until the first date on which FF Top has ceased to beneficially own at least 21,333,530 shares of the Issuer’s Common Stock (the “Minimum Share Amount”) for at least 365 consecutive days. The Minimum Share Amount is subject to adjustment in connection with any stock split, reverse stock split or other similar corporate action after the date of the Amended Shareholder Agreement. Under the Amended Shareholder Agreement, FF Top shall be deemed to continue to hold the Minimum Share Amount if its beneficial ownership falls below the Minimum Share Amount as a result of a transaction entered into by FF Top to facilitate an Issuer financing (a “Financing Facilitation Transaction”) until FF Top disposes of further shares in a transaction (other than a Financing Facilitation Transaction), following which FF Top does not beneficially own a number of shares of Common Stock at least equal to the Minimum Share Amount. Following the termination of FF Top’s right to nominate four FF Top Designees, FF Top shall continue to have the right to nominate a number of FF Top Designees not less than the number equal to the total number of directors on the Board, multiplied by the aggregate voting power of the shares of Common Stock and other securities of the Issuer generally entitled to vote in the election of directors beneficially owned by FF Top and its affiliates, divided by the total voting power of the then outstanding shares of Common Stock issued as of the record date for any meeting of shareholders of the Issuer at which directors are to be elected (the “Shareholder Share Percentage”), rounding up to the next whole director. The Amended Shareholder Agreement also requires the Issuer to take all “Necessary Action” (as defined in the Amended Shareholder Agreement) to cause to be appointed to any committee of the Board a number of FF Top Designees that corresponds to the proportion that the number of directors FF Top has the right to designate to the Board bears to the total number of directors on the Board, to the extent such FF Top Designees are permitted to serve on such committees under the applicable rules and regulations of the SEC and listing exchange rules. The FF Top Designees are required to include two independent directors for so long as FF Top is entitled to nominate four FF Top Designees, and the Issuer is at all times required to cause the Board to include a sufficient number of independent directors who are not FF Top Designees to comply with applicable listing standards, unless and until the Issuer becomes a “controlled company” under relevant listing exchange rules. Additionally, the size of the Board may not be increased without FF Top’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed (with it being reasonable for FF Top to withhold its consent to any change in the size of the Board that would result in a decrease in the proportion or percentage of the members of the Board who are FF Top Designees).

FF Top shall have the right to fill any vacancies created on the Board at any time by the death, disability, retirement, removal, failure of being elected or resignation of any FF Top Designee. Further, FF Top has the right at any time, and from time to time, to remove any FF Top Designee, and FF Top has the exclusive right to nominate a replacement nominee to fill any vacancy so created by such removal or resignation of such FF Top Designee. The Issuer shall use its reasonable best efforts to take or cause to be taken, to the fullest extent permitted by law, all Necessary Action to fill such vacancies or effect such removals in accordance with the Amended Shareholder Agreement.

The appointment or nomination for election of FF Top Designees (other than the FF Top Designees for the 2023 annual meeting of shareholders, the appointment of whom shall be governed by the Heads of Agreement, as amended by the Amended Shareholder Agreement) will be subject to the reasonable verification and/or approval by the Nominating and Corporate Governance Committee of the Board based on the criteria set forth in the Amended Shareholder Agreement (collectively, the “Criteria”).

If any FF Top Designee fails to be elected at any meeting of the Issuer’s shareholders, then, upon FF Top’s request in writing, the Issuer shall promptly expand the size of the Board by a number of seats equal to the number of non-elected FF Top Designees, and FF Top shall have the exclusive right to fill the vacancy or vacancies on the Board created by such expansion (provided the individual or individuals who shall fill such vacancy or vacancies shall not be the same FF Top Designees who failed to get elected, without prejudice to FF Top’s right to re-designate the non-elected FF Top Designees as FF Top Designees in any other circumstance), and such new FF Top Designees shall be appointed to the Board by the Board promptly following their having been approved or deemed approved in accordance with the Criteria and procedures set forth in the Amended Shareholder Agreement. Immediately prior to (and effective as of) the first meeting of shareholders following such expansion of the Board, the Board shall cause the size of the Board to be decreased back to seven. This Board expansion right shall cease to have any further force or effect at such time as the voting power of each share of Class B Common Stock, by operation of the Issuer’s certificate of incorporation (as amended from time to time, the “Charter”), shall be 20 votes per share.

Each FF Top Designee shall be entitled to the same indemnification and other rights and privileges applicable to all other members of the Board generally or to which all such members of the Board are entitled. Pursuant to the Amended Shareholder Agreement, the Issuer also acknowledges that, to the extent that the FF Top Designees serving on the Board have rights to indemnification, advancement of expenses and/or insurance provided by FF Top or one or more of their respective affiliates (collectively, the “Secondary Indemnitors”), the Issuer’s and its insurers’ obligations under any indemnification agreements entered into with FF Top Designees shall remain primary.

Agreement Not to Elect to Be a “Controlled Company” under Listing Exchange Rules

Pursuant to the Amended Shareholder Agreement, until the occurrence of a Qualifying Equity Market Capitalization (as defined in the Charter, but substituting “$3 billion” in place of “$20 billion”), the Issuer agrees not to elect to be treated as a “controlled company” as defined under the rules of the securities exchange on which the Company is listed. The listing rules of Nasdaq (on which Issuer’s Common Stock is currently listed) define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. If a company is eligible based on the foregoing definition, it may choose to be treated as a “controlled company,” and as a result will be exempt from certain listing rules relating to corporate governance, including the requirement that independent directors constitute a majority of the company’s board. Pursuant to the Issuer’s Charter, Issuer will not be permitted to avail itself of such corporate governance exemptions until the occurrence of a Qualifying Equity Market Capitalization (if it is then eligible to do so).

Cooperation Regarding FF Top’s Pledges, Hypothecation or Grant of Shares of the Issuer’s Common Stock

Pursuant to the Amended Shareholder Agreement, the Issuer agrees to cooperate with any written requests by FF Top relating to any such pledge of any of the shares of Common Stock owned by FF Top, or hypothecation or grant thereof, including, delivery of letter agreements to lenders in form and substance reasonably satisfactory to such lenders (which may include agreements by the Issuer in respect of the exercise of remedies by such lenders) and, subject to applicable law (as defined in the Amended Shareholder Agreement), instructing the transfer agent to transfer any such shares of Common Stock subject to the pledge, hypothecation or grant into the facilities of The Depository Trust Company without restricted legends.

Charter Amendments

 Upon FF Top’s written request (an “Amendment Request”), the Issuer shall submit for approval by the Issuer’s shareholders, at each annual and special meeting of the Issuer’s shareholders held during a reasonable number of years (which shall not be, in any event, fewer than seven years) following the date of the Amendment Request, binding proposals to amend the Charter to incorporate each of the amendments described below (the “Charter Amendments”), and to recommend in favor of such Charter Amendments at each such meeting and solicit proxies in favor of each such Charter Amendment at each such meeting using a well-regarded proxy solicitation firm. Each Charter Amendment is required to be in such form as FF Top, acting reasonably, shall approve:

•
Amend Section 4.5(a) of the Charter (and any other applicable provisions thereof, if any), to provide that (i) the voting power of the Issuer’s Class B Common Stock shall be 10 votes per share with effect immediately upon the Issuer’s shareholders’ approval of such amendment and (ii) that the voting power of Issuer’s Class B Common Stock shall increase from 10 votes per share to 20 votes per share immediately following Issuer achieving a Qualifying Equity Market Capitalization (substituting $3 billion for $20 billion in the definition of “Qualifying Equity Market Capitalization”).

•
Amend Section 6.1 of the Charter (and any other applicable provisions thereof, if any), to provide that FF Top shall have the right to nominate, remove and/or replace FF Top Designees that it is entitled to nominate pursuant to the Amended Shareholder Agreement by written consent, with such conforming changes to the Charter as are required to give legal effect to the right to act by written consent under Delaware law.

•
Further amend Section 6.1 of the Charter (and any other applicable provisions thereof, if any), to provide that for so long as FF Top continues to hold at least 32,640,300 shares of Common Stock (as such number may be adjusted due to any stock split, reverse stock split or other similar corporate action after January 13, 2023), the Issuer’s shareholders shall be entitled to act by written consent by the signature of (a) the requisite number of shareholders required to pass such proposal at a meeting at which all shareholders entitled to vote on such proposal are present together with (b) FF Top.

•
Further amend the Charter to provide that none of the rights afforded to FF Top in the Charter or in the Issuer’s Amended and Restated Bylaws (the “Bylaws”) shall be amended without (a) unanimous approval of the Board and (b) the approval by (i) holders of two-thirds of all of the Issuer’s issued and outstanding shares of Common Stock, voting together as a single class and (ii) holders of a majority of the Issuer’s issued and outstanding shares of Class B Common Stock, voting together as a separate class.

If, when FF Top first delivers an Amendment Request, the Issuer’s next annual meeting is scheduled to be held more than 120 days after the date of such request (or the Issuer has already mailed a definitive proxy statement with respect to the Issuer’s next annual meeting of shareholders), the Issuer shall promptly call a special meeting of its shareholders to consider and vote upon the Charter Amendments, with the same recommendation and solicitation obligations of the Board described above. Promptly upon receipt of an Amendment Request, the Issuer shall also, in cooperation with FF Top, make such conforming changes to the Bylaws as may reasonably be requested by FF Top to make them consistent with the Charter Amendments.

Consent Right Relating to Nasdaq Rule 5635(d) Issuances

Pursuant to the Amended Shareholder Agreement, the Issuer has agreed not to enter into any transaction or series of related transactions that would require a shareholder vote under Nasdaq Listing Rule 5635(d) (without giving effect to Section 5635(f) thereof) without FF Top’s prior written consent, which written consent shall not be unreasonably withheld, conditioned or delayed. Such consent right expires upon the earlier of (a) the conversion of the voting power of the Issuer’s Class B Common Stock from one vote per share to 10 votes per share and (b) the first date on which FF Top has ceased to beneficially own a number of shares of Common Stock at least equal to the Minimum Share Amount.

Voting Agreement Restrictions and Modification to the ATW Securities Purchase Agreement

Pursuant to the Amended Shareholder Agreement, the Issuer has agreed that the investors under that certain Securities Purchase Agreement, dated as of August 14, 2022 (as amended from time to time in accordance with the terms thereof) (the “SPA”), shall have, by operation of the Amended Shareholder Agreement and irrespective of any provision of the SPA to the contrary, the right to enter into any voting agreement or grant a voting proxy, at any time and on any terms, with or to FF Top with respect to any shares of Common Stock held by such investor (any such agreement, a “Voting/Proxy Agreement”), and that the Issuer shall take any and all such further action as may be necessary or desirous to give full effect to the foregoing (including without limitation, irrevocably waiving any rights that the Issuer may have to restrict the entry by any such persons into any such voting agreements or voting proxies pursuant to the SPA or otherwise and, solely to the extent required, amending the SPA). Each party to the SPA is a third party beneficiary of, and may enforce, the foregoing provision under the Amended Shareholder Agreement; however, the Issuer and FF Top are permitted , acting alone without the consent of any such third party beneficiary, to amend such provision in writing.

Agreement to Vote in Favor of Increasing Issuer’s Authorized Shares

Pursuant to the Amended Shareholder Agreement, FF Top has agreed to vote all shares of Common Stock that it beneficially owns in favor of an increase in the Issuer’s authorized shares of Class A Common Stock from 815 million to 1.69 billion (as such number may be adjusted due to any stock split, reverse stock split or other similar corporate action after January 13, 2023) at the next meeting of the Issuer’s shareholders held to consider such proposal (as such meeting may be adjourned or postponed). FF Top has also agreed not to transfer, convert or otherwise take any action that would result in the conversion of any shares of Class B Common Stock into Class A Common Stock prior to the Issuer’s receipt of shareholder approval for an increase in the number of authorized shares of Class A Common Stock in accordance with the foregoing.

Mutual Release

Pursuant to the Amended Shareholder Agreement, FF Top released and waived any and all claims it or any other “FF Top Parties” (i.e., FF Top, FF Peak Holding LLC, a Delaware limited liability company, Pacific Technology, FF Global and each of their affiliates, and their respective successors and assigns) may have had against the Issuer and the Issuer Parties (defined below) (such claims, the “FF Top Claims”) relating to matters occurring at any time after September 23, 2022 but prior to the execution of the Amended Shareholder Agreement (the “FF Top Release”). The FF Top Release does not (i) release any FF Top Claim or right that existed on or prior to September 23, 2022 but was not released pursuant to that certain Mutual Release, dated as of September 23, 2022, by and among the Issuer, FF Top, FF Global and the other parties thereto (the “Prior Release”) or (ii) release any claim or right under (or terminate) any agreement between one or more FF Top Parties on the one hand, and one or more Issuer Parties on the other hand (including without limitation the Amended Shareholder Agreement, the Heads of Agreement and the Prior Release).

The Issuer also released and waived any and all claims it or any other “Issuer Parties” (i.e., the Issuer and each of the its controlled affiliates, each individual currently serving as a director or on the management team of the Issuer or any of its controlled affiliates, and the respective successors and assigns of any of the foregoing) may have against FF Top Parties relating to any matters occurring at any time after September 23, 2022 but prior to the execution of the Amended Shareholder Agreement (the “Issuer Release”); provided that the Issuer Release does not (i) release any claim or right that existed on or prior to September 23, 2022 but was not released pursuant to the Prior Release or (ii) release any claim or right under (or terminate) any agreement between one or more FF Top Parties on the one hand, and one or more Issuer Parties on the other hand (including without limitation the Amended Shareholder Agreement, Heads of Agreement and the Prior Release).

Amendment to Heads of Agreement

In the Amended Shareholder Agreement, the Issuer, FF Global and FF Top also agreed that (i) the “Executive Chairperson Resignation Condition” and the “Implementation Condition” (in each case as defined in the Heads of Agreement) have been satisfied and (ii) there are no Definitive Documents (as such term is defined in the Heads of Agreement) beyond the Heads of Agreement and the Amended Shareholder Agreement. The Issuer, FF Global and FF Top also agreed to certain other amendments to the Heads of Agreement in the Amended Shareholder Agreement, including (x) the deletion of the statement in the Heads of Agreement that “there is no change to FFIE’s Class A/B share structure (including 10x Class B voting rights upon $20 billion market capitalization)” and (y) amendments to the process for selecting the Board’s director nominees at the Issuer’s next annual meeting to (A) reflect that the Issuer’s next annual meeting after the date of the Heads of Agreement will be held in 2023 and not in 2022, (B) update the process for selecting the Board’s 2023 director nominees to eliminate need for a recruiting firm and (C) reflect FF Top’s right under the Amended Shareholder Agreement to nominate four FF Top Designees to the Board.

The above description of the Amended Shareholder Agreement does not purport to be complete and is qualified in its entirety by the complete text of such agreement, which is filed as Exhibit 16 hereto, and incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to include the following exhibit:

Exhibit 16	Amended and Restated Shareholder Agreement, dated as of January 13, 2023, by and between Faraday Future Intelligent Electric Inc. and FF Top Holding LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2023	FF TOP HOLDING LLC

	By:	Pacific Technology Holding LLC
	Its:	Managing Member

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: January 17, 2023	PACIFIC TECHNOLOGY HOLDING LLC

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: January 17, 2023	FF GLOBAL PARTNERS LLC

	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President